

KPMG LLP   Telephone   (905) 265-5900
Vaughan Metropolitan Centre   Fax   (905) 265-6390
100 New Park Place, Suite 1400   Internet   www.kpmg.ca
Vaughan ON L4J 0J3
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Meta Materials Inc.

We consent to the use of:

- our report dated March 1, 2022, with respect to the consolidated financial statements of Meta Materials Inc. (the "Entity") which comprise the consolidated balance sheets as of December 31, 2021 and December 31, 2020, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the "consolidated financial statements"), and

- our report dated March 1, 2022 on the effectiveness of the Entity's internal control over financial reporting as of December 31, 2021

each of which is included in this Annual Report on Form 10-K of the Entity for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statements on Form S-3 (Nos. 333-233653, 333-248316, 333-249062, 333-256632 and 333-256636), and the Registration Statements on Form S-8 (Nos. 333-210812 and 333-259073).

We also consent to the reference to our firm under the heading "Experts" in the Registration Statements.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 1, 2022
Vaughan, Canada